

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 15, 2008

XsunX, Inc.
Attention: Tom Djokovich, President
65 Enterprise
Aliso Viejo, CA 92656

Re: XsunX, Inc.
Registration Statement on Form S-1
Filed January 18, 2008
File No. 333-148762

Dear Mr. Djokovich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed 1/18/08

Registration Statement Cover Page

1.   In the first footnote to the fee table, you make the following statement: "Should we have insufficient shares we will file a new registration statement to cover the resale of such additional shares should that become necessary." Please clarify, if true, that you are referring to additional shares that you might issue to Fusion under the equity line.

Prospectus Cover Page

2.   Please add a statement to the prospectus cover page that Cumorah Capital, Inc. may be deemed to be an underwriter. In addition, please add the same statement to your "Plan of Distribution" discussion beginning on page 16 of the prospectus.

Prospectus Summary, page 1

The Offering, page 1

3.	You indicate that you have sold 3,166,668 shares to Fusion Capital Fund II, LLC pursuant to the Purchase Agreement. Elsewhere in the prospectus (e.g., page 14) you indicate that 3,333,332 shares were sold to Fusion and according to the Purchase Agreement your initial sale to Fusion was for 3,333,332 shares. Please revise your disclosure to reconcile this discrepancy.

4.	On November 1, 2007 you issued 3.5 million shares of your common stock to Fusion Capital as a commitment fee. Please tell us how you accounted for this fee and what accounting literature you relied upon.

Forward-Looking Statements, page 3

5.	Please note that the safe harbor for forward looking statements provided Sections 27A of the Securities Act and 21E of the Exchange Act are not available to issuers of penny stock. Please revise this disclosure to remove references to these sections and any other references you may have in your filing to them or to the Private Securities Litigation Reform Act.

Risk Factors, page 6

6.	Please add a risk factor to describe how adverse rulings in the litigation between you and Wharton Capital Partners and its co-litigants, as described on page 18, could reduce the proceeds available to you from sales of securities to Fusion.

We will require additional financing . . ., page 6

7.	Regarding your statement that the selling price of your common stock to Fusion would have to average at least $.6030 per share in order for you to receive maximum proceeds of $20 million, please clarify, if true, that this assumes that you only issue 33,166,668 shares, but that you could issue additional shares not covered by this offering if the price were less than this amount. We believe this is consistent with your statement in the fee table that you may file a new registration statement to cover the resale of additional shares if the number of registered shares is insufficient. You should also emphasize here, or in another appropriately captioned risk factor and elsewhere in the prospectus where the discussion is relevant, that you could issue significantly more shares under the equity line than are currently being registered and the dilutive effect of such issuances on investors who purchase in this offering.

The loss of strategic relationships used in the development of our products . . ., page 8

8.   Please revise this risk factor to describe the "difficulties" you would experience if you lost any of your strategic relationships. Please be specific.

Indemnification of Officers and Directors, page 9

Director's Liability Limited, page 9

Effective Internal Controls, page 9

No Foreseeable Dividends, page 10

Limited Public Market, page 10

Stock Volatility, page 10

9.   For each of these risk factors, please revise the risk factor's subcaption so that it adequately describes the risk discussed in the risk factor. Please see Item 503(c) of Regulation S-K.

The market price of our Common Stock is highly volatile, page 11

10.   Please combine this risk factor with the "Stock Volatility" risk factor on page 10, as they address substantially the same risk.

Use of Proceeds, page 12

11.   Please revise your disclosure to indicate that Fusion has already paid you $1,000,000 in connection with the initial sale of shares under the stock purchase agreement between you and Fusion and that the remaining amount that could be raised through sales to Fusion under the stock purchase agreement is up to $20,000,000.

12.   Please revise your disclosure to indicate clearly that the use of proceeds table provided is an illustration, which reflects the receipt of an aggregate of $3,500,000 in proceeds from the completed sales to both Fusion and Cumorah Capital, Inc. and which assumes the future sale to Fusion of shares with a value of $20,000,000 (i.e., the maximum possible). To balance this disclosure, please consider adding columns to the table to show your use of proceeds based on your receipt of the proceeds from the issuance of all of the shares registered for resale by Fusion at the company's market price as of a recent date, and also at the floor of $.20 per share.

Selling Stockholders, page 13

13.   Please advise us as to whether Cumorah is a broker-dealer or an affiliate of a broker-dealer.

14.   Please revise your disclosure concerning the security holdings for Fusion to add the following information to the total in the "Shares Beneficially Owned Before Offering" column:

- the shares underlying the immediately exercisable warrant you issued to Fusion on November 1, 2007; and

- the balance of the shares that may be purchased under the stock purchase agreement between you and Fusion, assuming the sale of the maximum number of shares that can be sold under the agreement.

Please add new columns or revise the remaining columns in the table and associated footnotes as necessary to reflect the above additions.

The Fusion Transaction, page 14

15.   Please revise your disclosure to add the following information:

- the maximum amount of shares the company can issue to Fusion under the equity line, highlighting the fact that only 40 million of those shares are being registered for resale by the current registration statement, but that a significant amount of additional shares may be issued at a later time to the substantial dilution of other investors;

- the material terms of the registration rights agreement. In this regard, it appears that you only agreed to file a registration statement covering 20 million shares. Please explain why you are registering 40 million shares for resale by Fusion;

- the material terms of the 3,333,332 common stock purchase warrants held by Fusion;

- a discussion of the likelihood that you will have access to the maximum amount potentially available as payment for purchases pursuant to the stock purchase agreement between you and Fusion, and if you believe it is unlikely that you will be able to have access to such amount, then please explain why you and Fusion selected $21 million as the maximum amount;

- a statement that the parties lack the ability to amend the stock purchase agreement;

- a statement that the parties' obligations under the stock purchase agreement are non-transferable.

The Cumorah Capital Transaction, page 16

16.   Please revise your disclosure to describe your purpose for entering into the Cumorah transaction.

17.   Please advise us as to whether there is any relationship between Cumorah and Fusion.

Legal Proceedings, page 18

18.   Please revise your disclosure to identify by name the manufacturer referenced in the second full paragraph on page 18 with whom you have entered into a settlement agreement.

19.   Please revise your disclosure to describe the factual basis alleged to underlie your proceedings with Wharton Capital Partners and its co-litigants and the relief sought.

Directors, Executive Officers, Promoters and Control Persons, page 19

20.   Please revise your disclosure to add the information required by Item 407(a) of Regulation S-K.

Compliance with Section 16(a) of the Exchange Act, page 21

21.   If you chose to provide this compliance information in your prospectus, please revise your disclosure to provide the information required by Item 405 of Regulation S-K. In addition, please revise the caption for this section of the prospectus to be "Section 16(a) Beneficial Ownership Reporting Compliance," as required by Item 405(a)(1) of Regulation S-K.

Interests of Named Experts and Counsel, page 23

22.   We note that you have expressly excluded Michael Littman, Esq., from your disclosure regarding the interests of named experts and counsel. If Mr. Littman has a reportable interest, please revise your disclosure to describe the nature of such interest. For your reference, please see Item 509 of Regulation S-K.

Description of Business, page 25

Business Overview, page 25

23.   Please revise your disclosure to state in the first paragraph that you are a development stage company with no significant sources of revenue to date.

24.   Please revise your disclosure to clarify what you mean by having successfully implemented a pre-sales reservation program.

Products, page 26

25.   Please revise your disclosure to describe the products you are ready to have manufactured once your manufacturing facility in Oregon becomes operational.

Planned Manufacturing Capacities, page 27

26.   Please revise your disclosure to describe your planned manufacturing facility in Oregon.

Management's Discussion and Analysis or Plan of Operations, page 36

Plan of Operations, page 39

27.   Please revise your "Plan of Operations" disclosure to describe the nature of your relationships with the third-party vendors that are providing systems design, assembly and support for your products and the systems and components for your planned 25MW manufacturing system, as referenced in your risk factor disclosure on page 8.

Liquidity and Capital Resources, page 41

28.   Please revise your disclosure to describe the Sencera, LLC promissory note.

Certain Relationships and Related Transactions, page 44

29.   Please refer to Item 404 of Regulation S-K for a description of the transactions with related persons that you must disclose, and revise this section accordingly. Note that it is not limited to disclosure of interests in assets to be acquired by the company.

30.   Please revise your disclosure to describe your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

31.   Please revise your disclosure to identify by name any promoters you have had during the past five fiscal years and describe the nature and amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received by each promoter, directly or indirectly, from you and the nature and amount of any assets, services or other consideration therefore received or to be received by you. For your reference, please see Rule 405 under the Securities Act of 1933, as amended, which defines the term "promoter."

Executive Compensation, page 50

32.   Please revise your executive compensation disclosure to comply with the current
        requirements of Item 402 of Regulation S-K. In this regard, in addition to Item 402, you
        may wish to refer to the following supplementary materials, all of which are available via
        the Commission's website (www.sec.gov):

        • Securities Act Release No. 8732A, which can be found at
          www.sec.gov/rules/final/2006/33-8732a.pdf;

        • Securities Act Release No. 8765, which can be found at
          www.sec.gov/rules/final/2006/33-8765.pdf; and

        • Compliance and Disclosure Interpretations of the staff of the Division of Corporation
          Finance concerning Item 402 of Regulation S-K, which can be found at
          www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k402.

33.   Please revise your disclosure to add the information required by Item 407(e)(4) of
        Regulation S-K.

Report of Registered Independent Public Accounting Firm, page F-1

34.   The face of your financial statements indicates to a reader that they have been audited,
        including the inception to date information; however, we note that your audit report only
        includes the three most recent fiscal years. Auditor association with the cumulative data
        is required on an annual basis as long as you are in the development stage. Please request
        that your auditor make the appropriate revisions to their report and amend your filing and
        your Form 10-K for the period ended September 30, 2007 accordingly.

Balance Sheet – page F-2

35.   Please amend your filing to enhance the description of your marketable prototype, which
        at year-end represented approximately 31% of your total assets, and how you are
        accounting for this asset. Please also address what critical accounting estimates were
        used in the valuation of this asset in your critical accounting estimates disclosure here
        and in future Form 10-K filings. We note your current disclosure in note 7 on page F-14.

Note 3- Federal Income Tax, page F-8

36.   Please tell us and enhance your disclosures to include a description of the items which
        give rise to your deferred tax liability. Please refer to paragraph 43 of SFAS 109.

Note 6 – Stock Options and Warrants, page F9

37.   We note your application of the Black-Scholes option pricing model to quantify the
        financial impact of your stock option grants and the inherent assumptions utilized by the
        model. Please amend your filing to quantify the assumptions you used in your model. In
        this regard, you should also include a discussion regarding these assumptions in your
        significant accounting estimates disclosures here and in future Form 10-K filings. Please
        refer to paragraphs 64, A240 and A241 of FAS 123(R).

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

38.   On page 41, in the second paragraph of the "Other Operating Expenses" section, you
        indicate that you spent approximately $64,000 to acquire directors and officers insurance
        coverage. Please explain why you have excluded this expense from your offering
        expense disclosure on page II-1. In this regard, please see the instruction to Item 511 of
        Regulation S-K. In addition, please re-calculate the total indicated in your offering
        expense disclosure.

Item 14. Indemnification of Directors and Officers, page II-1

39.   Please revise your disclosure to describe your directors and officers insurance coverage.

General

40.   You filed your registration statement without a signature page. Please file a properly
        executed signature page with your next amendment to the registration statement. Ensure
        that all persons whose signatures are required by Section 6(a) of the Securities Act are
        identified and have signed.

41.   Please advise us as to why you have not filed any proxy materials with the Commission
        since 2003.

42.   Please update the financial information in the registration statement, as the current
        information became stale on February 12, 2008.

Annual Report on 10-K filed January 8, 2008

General

43.   Please tell us how you became an accelerated filer and the basis for that determination.

Internal Control over Financial Reporting, page 31

44.   Your disclosure indicates that management believes that the internal controls and procedures are effective; however their assessment is not based on a recognized internal control framework. Please tell us how this disclosure and assessment comply with Item 308(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 31

45.   In light of your disclosure that your internal control over financial reporting is not based upon a recognized internal control framework and the fact that you have not indicated that your internal control over financial reporting is effective based on a recognized framework, please tell us why your auditor provided an opinion which indicated that your assessment was fairly stated based on COSO. Additionally, please tell us how your auditor was able to opine on your internal control over financial reporting, also based on COSO.

Exhibit 31 Certifications

46.   We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

47.   You have excluded a certain part of the introductory language of paragraph four as well as paragraph 4(b) and you indicate this is because you are not required to; however, it appears based on your fiscal year end, the fact that you indicate that you are an accelerated filer and you have given management's conclusion as to the effectiveness of internal control over financial reporting that you are in fact required to include these portions of your certification. Please advise or revise.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Matthew Ogurick, Esq. (Via Facsimile 305-358-7095)
       Clayton E. Parker, Esq. (Via Facsimile 305-358-7095)